SUNOCO LP
8111 Westchester Drive, Suite 400
Dallas, Texas 75225
June 1, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Babula, Staff Accountant and
Gus Rodriguez, Branch Chief

Re:	Sunoco LP Form 10-K for the Fiscal Year Ended December 31, 2021 Filed February 18, 2022 File No. 1-35653

Dear Mr. Babula and Mr. Rodriguez:
Set forth below are the responses of Sunoco LP, a Delaware limited partnership (the “Partnership,” “we,” “us,” or “our”), to the written comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2022 with respect to the Form 10-K for fiscal year ended December 31, 2021, filed by the Partnership with the Commission on February 18, 2022, File No. 1-35653 (the “10-K”).
For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text, followed by our response to each comment in regular type. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Results of Operations, page 39
1.We note your presentation of consolidated and segment gross profit excludes charges for depreciation, amortization, and accretion. Your current disclosure of gross profit on a consolidated basis outside of the segment footnote is a non-GAAP measure. Please revise your disclosure to present a reconciliation for this non-GAAP measure to the most directly comparable GAAP measure, i.e. gross profit that includes depreciation, amortization, and accretion. See Item 10(e) of Regulation S-K.

Response:
The Partnership plans to cease disclosure of gross profit in its Management's Discussion and Analysis and in its segment footnote for future filings. The Partnership historically has included a gross profit measure in its filings as an aid to understanding the Partnership’s profit per gallon sold and correspondingly the impact of price and volume changes on the Partnership’s operating results. However, the Partnership does not separately analyze gross profit as a performance measure in its publicly filed information.

We understand that the Partnership’s previously reported measure of gross profit is a non-GAAP measure and that the continued reporting of such a measure would require us to (i) rename the measure to avoid using a term that is confusingly similar to a GAAP measure and (ii) include the additional disclosures required by Item 10(e) of Regulation S-K. Given that the Partnership has reported gross profit simply as additional information (not as a performance measure that is separately analyzed), we believe that the best approach going forward is to cease reporting the gross profit measure. Instead, we plan to supplement the Partnership’s results of operations analysis with disclosure of cost of sales by segment. Such cost of sales disclosure will be consistent with the GAAP amounts reported in the Partnership’s consolidated statements of operations and comprehensive income. We believe that such an approach will still provide the information needed by analysts and other users, but will avoid noncompliance with the Item 10(e) requirements. We plan to continue

Sunoco LP

to report revenues by segment in the Partnership’s Management's Discussion and Analysis, and we will continue to evaluate whether any additional metrics may be helpful. We propose to make these changes prospectively, beginning with the Partnership’s next Form 10-Q filing.

Index to Consolidated Financial Statements

19. Segment Reporting, page F-30

2.You report Adjusted EBITDA, which you disclose is the Partnership's segment measure of performance, gross profit, operating income and net income for each of your reportable segments. If your chief operating decision maker uses only one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.

Response:
The Partnership’s chief operating decision maker uses one measure of a segment’s profit or loss in assessing performance and deciding how to allocate resources, which is Adjusted EBITDA for each segment. The Partnership will remove all other segment profit or loss measures from its segment note in future filings. The Partnership under the guidance of ASC 280-10-50-28 will disclose revenues and Adjusted EBITDA by reportable segment and will also continue to disclose the reconciliation of the total Adjusted EBITDA for all segments to income before income taxes in future Form 10-K and Form 10-Q filings.

Should the Staff have any questions or comments with respect to the foregoing, please contact Rick Raymer of Sunoco LP at (469) 646-1753.
Very truly yours,

SUNOCO LP

By:	Sunoco GP LLC, its general partner

/s/ Arnold D. Dodderer
By:	Arnold D. Dodderer
General Counsel & Assistant Secretary

Enclosures
CC:    Dylan Bramhall, Sunoco LP
Pamela Taylor, Sunoco LP
Rick Raymer, Sunoco LP
Chris Franklin, Grant Thornton
Jessica Lewis, Vinson & Elkins LLP